December 3, 2019
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Mr. Jeff Kauten
Attorney-Adviser
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Tufin Software Technologies Ltd.
Public offering of up to 4,025,000 Ordinary Shares
Registration Statement on Form F-1 (Registration No. 333-235325)
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement and offering, we wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 1,460 copies of the Preliminary Prospectus dated December 2, 2019 through the date hereof, to underwriters, dealers, institutions and others.
We will comply, and have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time, on Wednesday, December 4, 2019 or as soon thereafter as practicable.
[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.
JEFFERIES LLC
For themselves and as representatives
of the syndicate of underwriters for the offering

By J.P. MORGAN SECURITIES LLC

By:	/s/ Paul Mulé
Authorized Representative

By BARCLAYS CAPITAL INC

By:	/s/ Steven Markovich
Authorized Representative

By JEFFERIES LLC

By:	/s/ Scott Driggs
Authorized Representative

[Signature Page to Acceleration Request of the Underwriters]